EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR THREE MONTHS ENDED MARCH 31,

(UNAUDITED)

(Dollars in millions)	2018	2017
Income from continuing operations before income taxes (1)	$1,138	$1,425

Add: fixed charges, excluding capitalized interest	481	411

Income as adjusted before income taxes	$1,619	$1,836

Fixed charges:
Interest expense	$347	$293
Capitalized interest	3	0
Portion of rental expense representative of interest	135	118

Total fixed charges	$484	$411

Ratio of income from continuing operations to fixed charges	3.35	4.47

(1)         Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.